6/27

06019639

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME La Quinta Resources Corporation

*CURRENT ADDRESS #1400 - 400 Burrard Street
Vancouver, British Columbia V6C 3G2

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

FILE NO. 82- 35061

FISCAL YEAR 12/31/05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mm

DAT : 2/2/07

082-35061

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

RECEIVED

2006 JUN 27 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2006

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

AR/S
12-31-05

Dear Sirs\Mesdames:

RE: LA QUINTA RESOURCES CORPORATION (the "Company")
MAILING ON MAY 16, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Annual Financial Statements for the Year Ending 2005/12/31
- Management Discussion and Analysis
- Proxy*
- Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

for:
HEATHER PLUME

cc: TSX Venture Exchange
cc: Alberta Securities Commission

cc: LA QUINTA RESOURCES CORPORATION
→ cc: TUPPER JONSSON & YEADON
cc: MORGAN & COMPANY

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

RECEIVED

LA QUINTA RESOURCES CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the shareholders of **LA QUINTA RESOURCES CORPORATION** (the "Company") will be held at **#1710 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3**, on **Friday**, the **16th** day of **June, 2006** at **10:00 a.m.** for the purposes set forth in the following:

1. To receive the report of the directors.
2. To receive the audited financial statements of the Company for the fiscal year ending **December 31, 2005**, together with the auditor's report thereon.
3. To appoint the auditor for the Company.
4. To fix the number of directors and to elect directors for the ensuing year.
5. To consider and, if thought fit, to approve a resolution of the shareholders to renew the Company's Stock Option Plan.
6. To transact such other business as may properly be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **17th** day of **May, 2006.**

BY ORDER OF THE BOARD

"*Glen Watson*"

PRESIDENT

LA QUINTA RESOURCES CORPORATION

INFORMATION CIRCULAR
FOR THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of **May 8, 2006**

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **LA QUINTA RESOURCES CORPORATION** (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These Securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, Third Floor, Vancouver, B.C., V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **May 8, 2006, 9,238,000** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the **8th** day of **May, 2006**, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
CDS & Co. (1)	5,097,000	55.17%
Dustin Henderson	1,200,000	12.98%
Muskateer Enterprises Ltd. (2)	1,040,000	11.25%
Glen R. Watson	1,060,000 (1)	11.47%

(1) Except for Glen Watson, President and a Director of the Company, who holds 1,060,000 shares in the CDS & Co. position, the beneficial owners of the shares thus shown are not known to Management of the Company.

(2) The principal of Muskateer Enterprises Ltd. is Company President and Director Glen Watson.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B. Summary Compensation Table

The compensation for the named Executive Officers, directly or indirectly, **for the Company's two completed financial years since incorporation** is as follows:

		Annual Compensation			**Long Term Compensation**			
					Awards		**Payouts**	
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Glen R. Watson [(1)] President and CEO	2005	45,000	nil	nil	300,000 options at $0.25	nil	nil	nil
	2004	25,000	nil	nil	nil	nil	nil	nil
Dustin Henderson Chief Financial Officer	2005	nil	nil	nil	100,000 options @ $0.25	nil	nil	nil
	2004	nil	nil	nil	nil	nil	nil	nil

(1) Pursuant to a Management Agreement with Glen Watson dated September 1, 2004, Mr. Watson receives the sum of $5,000 per month for providing management services to the Company. Payment of the fee for the three month period ended July 31, 2005 was waived.

The benefits listed in the table are subject to the usual statutory deductions for social security and like deductions.

The Company does not provide any pension, retirement plan or other remuneration for its Directors or Officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company's most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

C. Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended **December 31, 2005**.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

D. Options and Stock Appreciation Rights ("SARs")

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. See "Particulars Of Other Matters To Be Acted Upon – approval of Stock Option Plan" below for details relating to the Company's existing Stock Option Plan.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended **December 31, 2005**.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Glen R. Watson	300,000	38.7	0.25	0.25	December 14, 2010
Dustin Henderson	100,000	12.9	0.25	0.25	December 14, 2010

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table summarizes Options exercised by the Named Executive Officers during the financial year ended **December 31, 2005** and the value as at **December 31, 2005** of all unexercised in the money Options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Glen R. Watson	nil	nil	300,000	$17,148
Dustin Henderson	nil	nil	100,000	$5,716

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended **December 31, 2005**.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E. Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an Agreement dated for reference September 1, 2004 between the Company and Company President and Chief Executive Officer Glen R. Watson, the Company pays to Mr. Watson the sum of $5,000 per month for his services as President and Chief Executive Officer of the Company. Payment of the fee for the three month period ended July 31, 2005 was waived.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F. Compensation of Directors

During the most recently completed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Malcolm J. A. Swallow	200,000	0.25	0.25	December 14, 2010
James William Morton	50,000	0.25	0.25	December 14, 2010
Heidi Clavey (Secretary)	25,000	0.25	0.25	December 14, 2010

During the most recently competed financial year, no stock options were exercised by directors who are not Named Executive Officers.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	775,000	$0.25	148,800
Equity compensation plans not approved by Securityholders	Nil	Nil	Nil
Total	775,000		148,800

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

Pursuant to an Accounting Services Agreement dated September 1, 2004 with Greg Amor, C.A., Mr. Amor provides bookkeeping, accounting, financial statement preparation and statutory and regulatory filing requirements for the sum of $2,000.00 per month.

Other than the foregoing, during the Company's most recently completed fiscal year ended **December 31, 2005** there were no management functions of the Company which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 *Disclosure of Corporate Governance Practices* the Company is required to and hereby discloses its corporate governance practices as follows.

1. Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Malcolm J. A. Swallow and **James William Morton**, directors of the Company, are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings. James William Morton is a director of Eastfield Resources Ltd., which has optioned the Howell property and the Crow's Nest property to the Company. Mr. Morton was appointed to the Board of Directors of the Company subsequent to the date of those property agreements. In the event that a dispute arises between Eastfield Resources Ltd. and the Company with respect to the Howell property or the Crow's Nest property, Mr. Morton would be required to refrain from voting on issues in which a conflict of interest exists. **Mr. Glen Watson** is the President and Chief Executive Officer of the Company and **Mr. Dustin Henderson** is a director and Chief Financial Officer and therefore are not considered independent.

2. Directorships

The following table discloses directors who are currently directors of other Reporting Issuers:

Name of Director:	Other Reporting Issuers:
Malcollm J.A. Swallow	Sydney Resources Corp. ; Angus & Ross PLC
James William Morton	Eastfield Resources Ltd. Wildrose Resources Ltd. Alexis Minerals Corp. Loomic Exploration Inc. MaxTech Ventures Inc.

3. Orientation and Continuing Education

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

7. Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, **James William Morton, Malcolm J.A. Swallow**, and **Dustin Henderson**. As defined in MI 52-110, **Dustin Henderson** is not "independent" and **James William Morton** and **Malcolm J.A. Swallow** are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$8,988	nil	nil	nil
December 31, 2004	$8,865	nil	nil	nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at **four (4)**.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Municipality of Residence and Present Positions Held	**Principal Occupation**	**Director Since**	**Number of Shares Beneficially Owned of Controlled**
Glen Watson Delta, B.C. Canada President and CEO	Self-employed consultant providing corporate communications services to publicly traded corporations through his wholly-owned company, Muskateer Enterprises Ltd., since 1994.	August 17, 2004	2,100,000
Malcolm Swallow * Langley, B.C. Canada	Professional Mining Engineer, Director, Sydney Resource Corporation, a mining exploration company listed on the Exchange since February, 2004; previously President and CEO of Canadian Zinc June 2000 – July 2003.	December 1, 2004	690,000
Dustin Henderson * Vernon, B.C. Canada Chief Financial Officer	Registered Representative for Mutual Fund Sales person employed at Peak Investment Services Inc. since April, 2002; previously employed as Mutual Fund Salesperson with Reimer Financial Services 1996 – 2002.	October 15, 2004	1,300,000
James William Morton * North Vancouver, B.C. Canada	Professional Geologist, Vice-President Mincord Exploration Consultants Ltd. since 1987.	December 1, 2004	130,000

*Member of the Company's Audit Committee

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

B. Appointment of Auditor

Management proposes that **Morgan and Company**, Chartered Accountants, of **Suite 1488 – 700 West Georgia Street, Vancouver, BC V7Y 1A1**, be re-appointed auditor of the Company for the ensuing year.

C. Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the renewal of the Company's Stock Option Plan (the "Plan"). The Plan was initially approved by a consent resolution of the sole shareholder of the Company while the Company was a non-reporting company effective **October 15, 2004**. It is a condition of the Company's listing on the TSX Venture Exchange (the "Exchange") that shareholder approval to the Plan be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan is as follows:

1. the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;
2. the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;
3. following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;
4. an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;
5. as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;
6. options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of

the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;

7. any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8. in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Company's current Plan will be available for review at the meeting. The directors recommend that shareholders approve the renewal of the Company's Option Plan.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended **December 31, 2005**.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

LA QUINTA RESOURCES CORPORATION
1400 – 400 Burrard Street
West Vancouver, BC V6C 3G2
Telephone: (604) 643-1722
Fax: (604) 643-1760
E-mail: glen@laquintaresources.com

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the **17th** day of **May, 2006**.

ON BEHALF OF THE BOARD

"Glen Watson"

GLEN WATSON
President

SCHEDULE "A"

LA QUINTA RESOURCES CORPORATION

(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:
    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

LA QUINTA RESOURCES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
La Quinta Resources Corporation

We have audited the balance sheets of La Quinta Resources Corporation as at December 31, 2005 and 2004 and the related statements of operations and deficit, and cash flows for the year ended December 31, 2005 and for the period from August 17, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005, and for the period from August 17, 2004 (date of inception) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

February 17, 2006 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

LA QUINTA RESOURCES CORPORATION

BALANCE SHEETS

		DECEMBER 31		
		2005		2004
ASSETS				
Current				
Cash and cash equivalents	**$**	**783,518**	$	173,786
GST recoverable		**11,625**		-
Prepaid expenses		**7,169**		1,539
		802,312		175,325
Capital Assets (Note 3)		**2,071**		-
Mineral Properties And Deferred Exploration Expenditures (Note 4)		**169,815**		127,133
	$	**974,198**	$	302,458
LIABILITIES				
Current				
Accounts payable	**$**	**61,781**	$	40,557
SHAREHOLDERS' EQUITY				
Capital Stock (Note 5)		**1,140,229**		304,500
Contributed Surplus		**44,300**		-
Deficit		**(272,112)**		(42,599)
		912,417		261,901
	$	**974,198**	$	302,458

Approved by the Directors:

"Glen Watson"
Director

"Dustin Henderson"
Director

The accompanying notes are an integral part of these financial statements.

LA QUINTA RESOURCES CORPORATION

STATEMENTS OF OPERATIONS AND DEFICIT

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
Expenses		
Amortization	$ 365	$ -
Bank charges and interest	335	144
Management fees	45,000	20,000
Office and miscellaneous	3,970	4,178
Professional fees	119,708	16,064
Rent	9,182	2,213
Shareholder communications	13,682	-
Stock based compensation	44,300	-
Transfer, regulatory and sponsorship fees	54,798	-
Travel	2,155	-
Loss Before Income Taxes	(293,495)	(42,599)
Future Income Tax Recovery	63,982	-
Loss For The Period	(229,513)	(42,599)
Deficit, Beginning Of Period	(42,599)	-
Deficit, End Of Period	$ (272,112)	$ (42,599)
Basic And Diluted Loss Per Share	$ (0.05)	$ (0.01)
Weighted Average Number Of Shares Outstanding	5,531,033	2,567,500

The accompanying notes are an integral part of these financial statements.

LA QUINTA RESOURCES CORPORATION

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
Cash Flows Used By Operating Activities		
Loss for the period	$ (229,513)	$ (42,599)
Add (Deduct): Items not involving cash:		
Amortization	365	-
Stock based compensation	44,300	-
Shares issued for services	-	21,000
Future income tax recovery	(63,982)	-
	(248,830)	(21,599)
Changes in non-cash working capital items:		
GST recoverable	(11,625)	-
Prepaid expenses	(5,630)	(1,539)
Accounts payable	21,224	40,557
	(244,861)	17,419
Cash Flows From Financing Activity		
Issuance of capital stock, net	889,711	274,500
Cash Flows From Investing Activities		
Purchase of capital assets	(2,436)	-
Mineral properties and deferred expenditures	(32,682)	(118,133)
	(35,118)	(118,133)
Change In Cash And Cash Equivalents	609,732	173,786
Cash And Cash Equivalents, Beginning Of Period	173,786	-
Cash And Cash Equivalents, End Of Period	$ 783,518	$ 173,786
Supplementary Cash Flow Information		
Shares issued for mineral property	$ 10,000	$ 4,000
Shares issued for reimbursement of mineral property payment	-	5,000

The accompanying notes are an integral part of these financial statements.

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS

The Company was incorporated on August 17, 2004 in British Columbia and began active operations on that date. The Company holds mineral interests in Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, GST recoverable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less.

d) Capital Assets and Amortization

Capital assets are recorded at cost and consist of computer equipment, amortized over the estimated life of the equipment on a straight line basis at 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Mineral Properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties that have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share consideration and exploration and development costs incurred. The recorded amount may not reflect recoverable value, as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

f) Deferred Exploration Costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

g) Asset Retirement Obligations

The Company has adopted CICA Handbook Section 3110. As at December 31, 2005, the Company has no future liabilities for mineral property reclamation costs.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

h) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i) Flow-Through Shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.

j) Stock Based Compensation

The Company records stock compensation to directors, employees and consultants based upon the fair value of the options granted as determined by the Black-Scholes option pricing model. The expense is recognized in the period the options are granted, or over the vesting period for options that vest over a specified period, with a corresponding offset to contributed surplus. The contributed surplus account is reduced as the options are exercised and the amount initially recorded is credited to share capital.

k) Earnings Per Share

Earnings per share are calculated using the weighted-average number of shares outstanding during the reporting period.

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the periods ended December 31, 2005 and 2004 as the effect of potentially issuable common shares is anti-dilutive.

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2005

3. CAPITAL ASSETS

	2005			2004
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$ 2,436	$ 365	**$ 2,071**	$ -

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	2005	2004
Howell Property, British Columbia	**$ 122,686**	$ 106,792
Crowsnest Property, British Columbia	**47,129**	20,341
	$ 169,815	$ 127,133

Howell Property, British Columbia

On August 17, 2004, the Company accepted assignment of an option on the Howell property under which the Company can earn a 60% interest in the mineral property by paying cash acquisition costs of $220,000 over 4 years, issuing 150,000 common shares and incurring exploration expenditures of $900,000 over 4 years. The property is subject to a 3.0% net smelter returns royalty, 1% of which may be purchased for $2,000,000. In addition, if the property goes into commercial production, the Company is required to pay a bonus to the royalty holders equal to $1,000,000 if the mineral reserve is greater than 750,000 ounces, and $200,000 if the mineral reserve is less than 750,000 ounces. The expenditure commitments under the option agreement are as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE COMMITMENT
On Signing	$ 2,500 (paid)	20,000 (issued)	$ -
By August 4, 2005	$ 5,000 (paid)	20,000 (issued)	$ 100,000 (incurred)
By August 4, 2006	$ 12,500	20,000	$ 100,000
By August 4, 2007	$ 20,000	20,000	$ 100,000
By August 4, 2008	$ 180,000	70,000	$ -
By December 31, 2008	$ -	-	$ 600,000
	$ 220,000	150,000	$ 900,000

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Howell Property, British Columbia (Continued)

	2005	2004
Acquisition Costs		
Option payments	**$ 14,598**	$ 4,500
Exploration Costs		
Geophysical costs	**76,216**	76,216
Reports, maps, fees and licenses	**28,675**	22,879
Travel	**3,197**	3,197
	108,088	102,292
	$ 122,686	$ 106,792

Crowsnest Property, British Columbia

On August 17, 2004, the Company entered into an assignment of an option agreement with respect to the Crowsnest claims under which the Company can earn up to a 60% interest in the claims by paying cash acquisition costs of $100,000 over 4 years, issuing 150,000 common shares and incurring $800,000 of exploration expenditures on the claims. The property is subject to a 2% net smelter returns royalty, 1% of which may be purchased for $1,000,000. The expenditure commitments under the option agreement are as follows:

DATE	CASH PAYMENT	SHARES TO BE ISSUED	EXPENDITURE COMMITMENT
On Signing	$ 10,000 (paid)	20,000 (issued)	$ -
By July 31, 2005	$ 7,500 (paid)	-	$ -
By August 4, 2005	$ 5,000 (paid)	20,000 (issued)	$ 10,000 (incurred)
By July 31, 2006	$ 12,500	-	$ -
By August 4, 2006	$ 5,000	20,000	$ 100,000
By August 4, 2007	$ 20,000	20,000	$ 100,000
By August 4, 2008	$ 40,000	70,000	$ -
By December 31, 2008	$ -	-	$ 590,000
	$ 100,000	150,000	$ 800,000

LA QUINTA RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Crowsnest Property, British Columbia (Continued)

	2005	2004
Acquisition Costs		
Option payments	$ 29,540	$ 12,000
Exploration Costs		
Assay costs	909	-
Field and camp costs	6,957	-
Claim maintenance fees	1,101	941
Reports, maps, fees and licenses	8,622	7,400
	17,589	8,341
	$ 47,129	$ 20,341

5. CAPITAL STOCK

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Shares issued for cash	2,133,750	$ 94,875
Flow-through shares issued for cash	2,671,250	179,625
Shares issued for services	360,000	21,000
Shares issued for debt	50,000	5,000
Shares issued for mineral properties	40,000	4,000
Balance, December 31, 2004	5,255,000	304,500
Shares issued for cash	2,564,000	641,000
Flow-through shares issued for cash	1,379,000	344,750
Shares issued for mineral properties	40,000	10,000
Income tax benefit renounced	-	(63,982)
Share issue costs	-	(96,039)
Balance, December 31, 2005	9,238,000	$ 1,140,229

5. **CAPITAL STOCK** (Continued)

b) Issued (Continued)

Of the issued and outstanding shares, 3,258,000 are held in escrow.

During the period ended December 31, 2004, the Company issued 2,671,250 common shares on a flow-through basis for gross proceeds of $179,625 to finance certain exploration expenditures to be incurred.

In February 2005, the Company renounced exploration expenditures of $179,625 to flow-through shareholders and reduced share capital by $63,982 representing the tax benefit of the tax deduction renounced to these shareholders.

Pursuant to a public offering, on December 6, 2005, the Company issued 2,564,000 units at a price of $0.25 per unit for total consideration of $641,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share until December 6, 2006. In addition, a total of 256,400 agent options were issued as commission. Each option ("Series A") entitles the holder to purchase one common share at a price of $0.25 per share up to December 6, 2006, and one share purchase warrant. Each warrant entitles the agent to purchase one additional common share at a price of $0.40 per share up to December 6, 2006.

Under the same offering, the Company issued 1,379,000 flow-through shares of a price of $0.25 per share for total consideration of $344,750. In addition, the Company issued a total of 137,900 agent's options as commission. Each option ("Series B") entitles the holder to purchase one common share at a price of $0.25 per share up to December 6, 2006.

The Company paid an aggregate commission of $78,860 on the public offering plus expenses of $17,179.

c) Stock Options

On October 15, 2004, the Company adopted a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company at prices to be determined and for a term not in excess of five years. The weighted average tax value.

On March 31, 2005, the Company granted options to purchase up to 775,000 common shares at a price of $0.25 per share exercisable for a period of five years. As at December 31, 2005, no options had been exercised.

5. CAPITAL STOCK (Continued)

c) Stock Options (Continued)

The fair value of the stock options granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 119%, risk free interest rate of 2.75%, and an expected life of five years. The fair value of options granted was calculated at $0.06 per share. An amount of $44,300 was credited to contributed surplus, representing the aggregate fair value of the stock options granted.

d) Share Purchase Warrants and Options

As at December 31, 2005, the following share purchase warrants were outstanding:

NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRY DATE
2,564,000	$ 0.40	December 2006

As at December 31, 2005, the following broker agent options (Note 5(b)) were outstanding:

	NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRY DATE
Series A	256,400	$ 0.25	December 6, 2006
Series B	137,940	$ 0.25	December 6, 2006

6. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2005, the Company paid or accrued management fees of $45,000 to a director of the Company (December 31, 2004 - $25,000). Of the amount paid in 2004, $15,000 was paid by the issuance of 300,000 common shares of the Company at a price of $0.05 per share.

7. INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004
Statutory rate	34%	36%
Income tax recovery based upon reported loss	$ (99,788)	$ (15,174)
Non-deductible items	15,062	-
Share issue costs	(6,531)	-
Tax effect of flow-through renunciation	(63,982)	-
Unrecognized tax losses	91,257	15,174
Future income tax recovery	$ (63,982)	$ -

The significant components of the Company's future tax asset and liabilities are as follows:

	2005	2004
Operating losses	$ 105,603	$ 15,174
Resources deductions	(42,356)	-
Share issue costs	26,123	-
	89,370	15,174
Less: Valuation allowance	(89,370)	(15,174)
Future income tax liability	$ -	$ -

As at December 31, 2005, the Company had non-capital losses of $310,637 which may be carried forward for tax purposes to reduce future taxable income. These losses expire as follows:

2014	$ 42,599
2015	268,038
	$ 310,637

LA QUINTA RESOURCES CORPORATION

FORM 51-901F – FOR THE YEAR ENDED DECEMBER 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of LA QUINTA RESOURCES CORPORATION (the "Company", or "La Quinta") is pleased to present to its shareholders a summary of the Company's activities for the year ended December 31, 2005, and any other pertinent events subsequent to that date up to and including April 5, 2006.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles.

The Company is a "reporting" company in the provinces of British Columbia, Alberta and Ontario. Its common shares are listed on the TSX Venture Exchange under the trading symbol "LAQ". The Company is in the business of exploring for precious metals. Currently, both the Company's properties are in British Columbia, although management also has a mandate to review international projects as well.

OVERALL PERFORMANCE

Since incorporation in August of 2004, the Company has optioned a 60% interest in two gold properties in the Southeastern part of British Columbia, namely the Howell and the Crowsnest properties. Both properties have had extensive previous exploration work by major mining companies and management feel they continue to hold significant uncapped potential.

During the last fiscal year the Company completed its initial public offering and was listed for trading on the Toronto Venture Exchange.

Beyond the exploration and development success at the Howell or Crowsnest properties, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the world economy and the demand for metals. Any economic declines would cause metal prices to decline that may negatively impact the value of the Company's exploration properties. These factors are beyond the control of the Company.

SELECTED ANNUAL INFORMATION

	December 31, 2005	December 31, 2004
Net Loss	$(229,513)	$(42,599)
Net Loss per share basic and diluted	$(0.05)	$(0.01)
Total Assets	$974,198	$302,458
Total Long-term Debt	$nil	$nil
Cash dividends per share	$nil	$nil

The accounts of the Company for all of the periods were prepared in accordance with Canadian Generally Accepted Accounting Principles. The increase in total assets reflects the closing of the Company's Initial Public Offering in December of 2005, that increased the Company's cash resources by $889,711. The net loss was larger in 2005 as:

- the 2004 period represents the results from the date of incorporation (August 17, 2004) to December 31, 2004 versus the full 12 months represented by the 2005 period.
- the increased legal, regulatory filing and reporting costs associated with becoming a public company that were incurred in 2005.

RESULTS OF OPERATIONS

The focus on the listing meant little exploration was conducted in 2005. The Company completed a $8,700 reconnaissance program on the Crowsnest during the year. The program included re-evaluation of a previous trench, where a chip sample along the full length of a trench intercepted 8.23 g/t over 16.5 meters, and select grab sampling. Results of the 39 samples included a high of 75,724.1 ppb gold with 7245 ppm copper and 86.6 ppm tellurium. The arithmetic averages of the samples were 4,194 ppb gold, 366 ppm copper and 4.5 ppm tellurium.

The purpose of the 2005 program was to better understand the orientation of the mineralisation in the discovery trench and has allowed for the planning of a $100,000 exploration program for 2006 consisting of further trenching in the area of interest.

On the Howell property, some additional claims were added to the property in 2006. The 2006 exploration program will highlight drilling in areas of interest as determined by the Company's airborne geophysical survey that was completed in 2004.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	12/31/05 $	09/30/05 $	06/30/05 $	03/31/05 $	12/31/04 $
Total Income	Nil	Nil	Nil	Nil	Nil
Loss for the period	(73,778)	(33,332)	(29,009)	(93,394)	(42,599)
Basic and diluted Loss per share.	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

Variances in Loss from quarter to quarter is caused by:

- The adoption of an accounting policy to expense stock options compensation added $44,300 to expenses in the March 31, 2005 quarter.
- The adoption of an accounting policy to reflect the effect of tax deductions lost due to the issuance of flow-through shares lead to the recognition of a future tax recovery in the March 31, 2005 quarter.
- Legal expenses increased in the June, September and December 2005 quarters as the public listing process was initiated and completed.
- Transfer agent and filing fees were higher in the March and December 2005 quarters as the underwriters agreement was entered into in March and the Company completed its listing in December 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the mineral exploration and development business and is exposed to a number of risks and uncertainties inherent in the resource exploration and extraction industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future, other than normal expected operating and administrative costs.

As of the date of this management discussion and analysis, the Company has a working capital surplus of approximately $700,000.

Our current working capital commitments include $7,000 per month for management and consulting fees. Additional general and administrative costs are budgeted at approximately $12,600 per month. Total general and administrative costs for the balance of 2006 are budgeted to be $176,400.

The Company's current property payments and budgeted work commitments for the remainder of fiscal 2006 are summarized as follows:

	Howell	Crowsnest
Property payment	$12,500	$17,500
Budgeted exploration costs	$364,500	$100,000
Total net cash requirements	$377,000	$117,500

Given the current working capital of $700,000, the Company will require additional funding prior to December 31, 2006 in order to maintain and expand its property interests and continue with a sensible and measured program of exploration on the current properties and new properties considered by management to be worthy.

1.6 FOURTH QUARTER RESULTS

During the fourth quarter the Company successfully completed its initial public offering raising $889,711 net of expenses for the Company's treasury. These funds will be sufficient for the phase 1 programs planned for 2006 on both the Howell and Crowsnest properties although additional funding will be sought to cover any new acquisitions and increases in general and administration expenses.

1.7 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.8 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $5,000 per month for management services. Three months of management fees were forgiven by the President in 2005.

There are no other related party contracts.

1.9 FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have any hedging or other commodity risk control strategies in place.

1.10 CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 2.75%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 119 %.

In calculating the future tax benefit realized on the sale of flow through shares a tax rate of 34% was used.

The Company annually reviews the carrying value of its properties, which are currently unproven, by reference to the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for mineral properties are dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown represents net costs to date, less amounts depleted or written off and amounts realized from option payments received, and does not necessarily represent present or future values.

1.11 ACCOUNTING POLICIES

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004. The adoption of ACG 15 has not had a material impact on the Company.

The Company has adopted a disclosure control policy, which has been evaluated by management and found to be satisfactory in ensuring that this MD&A contains all material information about the Company.

The Company records stock option compensation expense using the Black–Scholes option pricing method.

The Company has adopted the recommendation of the Emerging Issues Committee of the CICA on flow-through shares, which requires recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance the expenditure will be incurred.

Additional information is available on SEDAR at www.sedar.com. And at the Company's web site at www.La Quintaoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

EXPENDITURES MADE IN THE YEAR ON MINERAL PROPERTIES

Howell Property, British Columbia

	2005 $	2004 $
Acquisition Costs		
Opening balance	4,500	-
Option payments	10,098	4,500
Closing balance	14,598	4,500
Exploration Costs		
Opening balance	102,292	-
Geophysical costs	-	76,216
Reports, maps, fees and licenses	5,796	22,879
Travel	-	3,197
Closing balance	108,088	102,292

Crowsnest Property, British Columbia

	2005 $	2004 $
Acquisition Costs		
Opening balance	12,000	-
Option payments	17,540	12,000
Closing balance	29,540	12,000
Exploration Costs		
Opening balance	8,341	-
Assay costs	909	-
Field and camp costs	6,957	-
Claim maintenance fees	160	941
Reports, maps, fees and licenses	1,222	7,400
Closing balance	17,589	8,341

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE (con't)

	YEAR ENDED DECEMBER 31 2005	PERIOD FROM INCEPTION AUGUST 17 2004 TO DECEMBER 31 2004
	$	$
Expenses		
Amortization	365	-
Bank charges and interest	335	144
Management fees	45,000	20,000
Office and miscellaneous	3,970	4,178
Professional fees	119,708	16,064
Rent	9,182	2,213
Shareholder communications	13,682	-
Stock based compensation	44,300	-
Transfer, regulatory and sponsorship fees	54,798	-
Travel	2,155	-
Loss Before Income Taxes	(293,495)	(42,599)
Future Income Tax Recovery	63,982	-
Loss For The Period	(229,513)	(42,599)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	9.238.000
Options outstanding	1,169,340
Warrants outstanding	2,564,000
Fully diluted share capital	12,971,340

LA QUINTA RESOURCES CORPORATION

FINANCIAL STATEMENT REQUEST FORM

Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis ("MD&A") related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, or both, please complete the information below and mail this form or e-mail the information on this form to us at the following address:

La Quinta Resources Corporation
2000 – 1066 W. Hastings Street
Vancouver, BC V6E 3X2

Attention: Glen Watson

e-mail: Glen@laquintaresources.com

I wish to receive your:
(Check one or both, as necessary)

_______ Annual financial statements and MD&A

_______ Interim financial statements and MD&A

which should be sent to:

____
NAME (please print)

____
ADDRESS

____

____
Postal or Zip Code

To use electronic methods for communication with our shareholders, we request that you provide us with your e-mail address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail at the following address:

____
e-mail address

Initial: _______ Date: ______________________________

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LA QUINTA RESOURCES CORPORATION
(Name of Company)

TO BE HELD AT #1710 – 1177 West Hastings Street, Vancouver, B.C.
(Location of Meeting)

ON Friday June 16, 2006 at 10:00 a.m.
(Day of week) (Month/day) (Year) (Time of Meeting)

The undersigned member ("Registered Shareholder") of the Company hereby appoints GLENN WATSON, a Director of the Company, or failing this person, **MALCOLM SWALLOW,** a Director of the Company, or in the place of the foregoing,

____

(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at **four (4)**			N/A
2. To elect as Director, **GLEN WATSON**		N/A	
3. To elect as Director, **MALCOLM SWALLOW**		N/A	
4. To elect as Director, **DUSTIN HENDERSON**		N/A	
5. To elect as Director, **BILL MORTON**		N/A	
6. Appointment of **MORGAN & COMPANY** as Auditor of the Company		N/A	
7. To approve an ordinary resolution for the renewal of the Company's Stock Option Plan			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ________________

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, Third Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.webvote.pctc.com

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
La Quinta Resources Corporation
TO BE HELD AT #1710 – 1177 WEST HASTINGS STREET
VANCOUVER, B.C.
ON FRIDAY, JUNE 16, 2006, AT 10:00 A.M.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at FOUR			N/A
2. To elect as Director, GLEN WATSON		N/A	
3. To elect as Director, MALCOLM SWALLOW		N/A	
4. To elect as Director, DUSTIN HENDERSON		N/A	
5. To elect as Director, BILL MORTON		N/A	
6. Appointment of MORGAN AND COMPANY as auditors of the Company		N/A	
7. To approve an ordinary resolution for the renewal of the Company's Stock Option Plan;			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions;			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL, TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact enter name of CSR here at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **https://webvote.pctc.com**. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, Third Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

END